EXHIBIT 12

DEAN FOODS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Computation of Ratios of Earnings to Fixed Charges for the Years Ended December 31, 2012, 2011, 2010, 2009 and 2008

	Year Ended December 31
	2012	2011	2010	2009	2008
	(In Thousands)
Income (loss) from continuing operations before income taxes	$263,922	$(2,140,041)	$77,645	$320,021	$276,020
Fixed charges:
Interest expense	164,572	190,912	191,205	188,275	240,196
Portion of rentals (33%)	44,719	46,872	50,973	50,174	47,251
Capitalized interest	4,225	1,541	1,418	1,676	2,803

Total fixed charges	213,516	239,325	243,596	240,125	290,250

Income (loss) from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$473,231	$(1,902,257)	$319,823	$558,470	$563,467

Ratio of earnings to fixed charges	2.22x	—	1.31x	2.33x	1.94x

Deficiency in the coverage of earnings to fixed charges	$—	$(1,902,257)	$—	$—	$—